UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No                     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No                     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the Relevant Events published on November 16, 2020, with registration numbers at the Spanish CNMV 575 and 576, BBVA informs that, as of today, after obtaining all required authorizations, BBVA has completed the sale to The PNC Financial Services Group, Inc. of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA.

The consideration received in cash by BBVA, as consequence of the referred sale, amounts to approximately 11,500 million USD1 (equivalent to approximately 9,600 million euros2).

The accounting of both the results generated by BBVA USA Bancshares since the announcement of the transaction and of its closing today, have had an aggregate positive impact on the BBVA Group’s Common Equity Tier 1 (“fully loaded”) ratio of approximately 294 basis points (of which 24 basis points have already been accounted for in such ratio between the date of the announcement and the end of the first quarter of 2021) and a profit net of taxes of approximately 570 million euros (479 million euros of such have been accounted for in the BBVA Group’s result between the date of the announcement and the end of the first quarter of 2021)3.

The BBVA Group will continue to develop the institutional and wholesale business in the US that it currently carries out through its broker dealer BBVA Securities Inc and its branch in New York. BBVA will also maintain its investment activity in the fintech sector through its participation in Propel Venture Partners US Fund I, L.P.

Madrid, June 1st, 2021

1 Which corresponds to the purchase price provided in the share purchase agreement minus the agreed closing price adjustments.

2 EUR/USD exchange rate of 1.20.

3 As previously indicated in the referred Relevant Events from November 16, 2020, the results that BBVA USA Bancshares, Inc. has been generating, as well as the positive impact, mainly, of these results on the Common Equity Tier 1 fully loaded ratio have been reflected in the financial statements of BBVA Group. The calculation of the impact on Common Equity Tier 1 has been made taking into account the amount of the transaction in euros and BBVA Group’s financial statements as of March 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 1, 2021	By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A